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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            SCHERER HEALTHCARE, INC.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                                   806530-10-1
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                                 (Cusip Number)

   Bruce L. Newberg                                          Jon Brooks
11601 Wilshire Boulevard                             265 East 66th Street, #25F
 Los Angeles, CA 90025                                  New York, NY   10021

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                          NUTTER MCCLENNEN & FISH, LLP
                           Boston, Massachusetts 02110
                                 (617) 439-2000

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   July 18, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

--------------------------                            --------------------------
CUSIP No. 806530-10-1              SCHEDULE 13D/A              Page 2 of 5 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  BRUCE L. NEWBERG
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  WC, OO
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           203,748.78
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      203,748.78
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  203,748.78
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.7%
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14.               TYPE OF REPORTING PERSON

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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CUSIP No. 806530-10-1             SCHEDULE 13D/A               Page 3 of 5 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JON BROOKS
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      121,425
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             121,425
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  121,425
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%
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14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No.  806530-10-1            SCHEDULE 13D/A               Page 4 of 5 Pages
           -----------                                         -----------------

THIS SCHEDULE 13D AMENDS AND SUPPLEMENTS THAT CERTAIN SCHEDULE 13D FILED ON SEPTEMBER 17 , 1999.

ITEM 4.  PURPOSE OF THE TRANSACTION

This Amendment reports the making of a proposal by the Reporting Persons to acquire all of the outstanding capital stock of the Issuer for a price of $5.00, or higher, per share in cash. Such offer was made by letters dated July 17, 2000 (attached hereto as Exhibit B). Such proposal is not subject to any purchaser financing contingency, but is subject to completion of due diligence and execution of definitive purchase agreements.

The Reporting Persons have made several prior requests to discuss with the issuer's Board of Directors one or more transactions that could benefit public shareholders of the issuer. Such recommended transactions included payment of dividends, sale or merger of the Issuer, the repurchase of the Issuer's stock from the Reporting Person, and from all public shareholders, or the sale of the public minority stock interest to Robert Scherer, or other members of management. Such transactions could have the effect of changing the management, Board of Directors or capital structure of the issuer, and the sale of the Issuer to the Reporting Persons would result in the deregistration of the Issuer's shares under the Securities Exchange Act of 1934.

The Reporting Persons further informed the Board that one or more of the transactions described above would benefit shareholders in light of the Board's failure to adequately address the stagnation of stockholder value that has occurred during recent years, and allegations of sexual harrassment and other improper conduct against Robert Scherer, the Company's chief executive officer.

The Reporting Persons, or either of them individually, may communicate with other shareholders, with management, and with third parties, including potential purchasers, with respect to their investments and their proposals regarding the Company. The Reporting Persons may modify their proposals and intentions based upon developments in the Issuer's business, discussions with the Issuer, actions of management or a change in market or other conditions. The Reporting Persons will continually monitor and evaluate their investment position, or may take other steps, change their intentions, or trade in the Issuer's securities at any time, or from time to time.

ITEM5. THE REPORTING PERSONS HAVE NOT ENTERED INTO ANY TRANSACTIONS IN SECURITIES OF THE ISSUER WITHIN THE PAST 60 DAYS.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit B.  Letters dated July 18, 2000 to the Issuer's Board of Directors

Exhibit C.  Press Release dated July 18, 2000

CUSIP No.  806530-10-1               SCHEDULE 13D              Page 5 of 5 Pages
           -----------                                         -----------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


Date:    July 18, 2000                               /S/ Bruce L. Newberg
                                                     ---------------------------
                                                     Bruce L. Newberg


Date:    July 18, 2000                               /S/ Jon Brooks
                                                     ---------------------------
                                                     Jon Brooks

Exhibit B-1



July 18, 2000



Board of Directors of
Scherer Healthcare, Inc.
120 Interstate N. Parkway S.E.,
Suite 305
Atlanta, GA 30339

Dear Sirs:

         As you know, over the last two years we have attempted on numerous occasions to meet with members of the Board to discuss the significant unrealized enterprise value of Scherer Healthcare, Inc. (the "Company") and various means of realizing that value for shareholders. During that time, we have made several specific proposals, ranging from the sale of the Company to a strategic buyer or to management, to a broad premium priced repurchase to be offered to all shareholders, to selected repurchase of large holder shares without current premium, to the payment of capital dividends. Still, the Board has repeatedly refused to meet with us, notwithstanding that we are among the largest independent shareholders of the Company.

          At the same time, outside Board members claim to be anxious to pursue specific proposals that would deliver higher value for shareholders. We are pleased today to deliver just such a proposal that will result in shareholders realizing a cash premium of approximately 40% over average trading prices of recent years. We hereby formally propose that a corporation ("Newco") to be formed and funded by the undersigned and certain other investors ("Holding Co.") acquire 100% of the ownership of the Company for $5.00 per share, in cash. The transaction would be consummated through a merger of the Company with Newco, or other mutually acceptable manner in which shareholders would receive an all-cash price for their shares (the "Acquisition").

         As independent shareholders, we consider this an opportunity for the Board to demonstrate that it is in fact willing to legitimately discharge its fiduciary duties to public shareholders.

          Our proposed price of $ 5.00 per share, in cash, is based on publicly available financial information, and is subject only to standard due diligence and execution of a definitive purchase agreement. After such due diligence we may be open to further discussion of price and other terms, as the results may in fact lead to a higher per share consideration being made available to shareholders. We are proposing to pay the entire purchase price in cash, and, as described below, our offer does not have a financing contingency.

         We request that the Board promptly agree to open negotiations with us regarding our proposal by executing a copy of this letter, after which we will immediately execute a customary confidentiality agreement and commence due diligence and preparation of draft acquisition documents. While we believe this is an appropriate basis to begin negotiations, we are open to proceeding in any alternative process so long as it results in a timely and legitimate exploration of our offer. We caution the Board against rejecting this offer on the basis of any single term not being fully described or accepted. We have set forth more detail of our proposal, below.

1. FORM OF TRANSACTION. We propose that the acquisition of all of the outstanding shares of the Company, for cash, be effected through a merger of the Company with Newco (the "Merger"). We are open to discussing other structures that may benefit Company shareholders and lead to the consummation of the Acquisition on an accelerated basis. As described below, we are prepared to provide all equity necessary to consummate the Acquisition and therefore, do not require that any member of management, or any other shareholder, retain or acquire an investment in the resulting business. Accordingly, we would be making the cash consideration equally available to all shareholders of the Company on the same terms.

2. CASH CONSIDERATION. The aggregate consideration due to shareholders in the Merger would be $5.00 per share, based upon the Company's reported shares outstanding.

3. FULLY FUNDED NATURE OF THE PROPOSAL. The cash necessary to consummate the Acquisition, and to pay related transaction expenses, will be provided by the undersigned as principal shareholders of Holding Co., and by a limited number of other investors and financing sources to which we have access. As a result of the resources available to us, upon signing a definitive acquisition agreement, we are prepared to be unconditionally committed to closing the Acquisition and would not require a financing contingency.

4. DEFINITIVE AGREEMENT. The parties would promptly begin preparation of a definitive purchase agreement which would have customary representations and warranties, provisions regarding conduct of the business pending closing, and other standard conditions to closing (including satisfaction of any government filing or other requirements). Until execution of the definitive agreement, neither the Company nor we would be bound, other than by the terms of this Letter Proposal, where applicable.

5. EXPENSES; TERMINATION FEE. The Company and we will each pay our respective fees and expenses (including the fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) incurred in connection with the transactions contemplated hereby. In the event the Company determines to pursue a competing acquisition proposal, or declines to enter into a definitive purchase agreement at the price set forth herein, the Company shall have no obligation to the undersigned, other than to reimburse us for reasonable, documented out-of-pocket expenses incurred by us in connection with this letter, and preparation toward the definitive purchase agreement contemplated herein.

6. ACCESS. Holding Co. and its authorized representatives shall, upon reasonable request and during normal business hours, have full access to the properties, assets, management, books, and records of the Company. The Company hereby authorizes their accountants and legal counsel to cooperate with Holding Co. and its authorized representatives as they may reasonably request, including review of accounting work papers and legal documents, except for documents protected by attorney/client privilege.

7. TERMINATION.  This letter (i) may be terminated (a) by our mutual written and
(b) upon written notice by Holding Co. or the Company to the other party if the definitive agreement has not been executed within sixty (60) days of your countersignature on this letter; (ii) shall terminate automatically on the date upon which a definitive agreement is fully executed; and (iii) may be terminated by the Company upon its decision to pursue an alternative proposal. Upon termination, the parties will have no further obligations under this letter, except for the Binding Provisions (as hereinafter defined), which will survive any such termination.

8. MISCELLANEOUS. This letter shall be governed by and construed in accordance with the laws of the State of Delaware and may be signed in any number of counterparts.

         This letter reflects our understanding of the matters in them, but does not constitute a complete statement of, or a legally binding or enforceable agreement or commitment on the part of us or the Company with respect to the matters described therein, other than the provisions in Sections 5, until set forth in a definitive agreement to be entered into by and among the parties.

         If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter to us. If you have any questions about our offer, please contact the undersigned, or our counsel, Joseph F. Mazzella, Esquire of Nutter, McClennen & Fish, LLP, Boston, MA, 617-439-2000.



                                Very truly yours,

                                /s/ Bruce Newberg
                                ----------------------

                                /s/ Jon Brooks
                                ----------------------


cc: David M. Calhoun, Esq. (via fax)
    Craig M. Frankel, Esq. (via fax)

Acknowledged and agreed to this _____ day of ____________________.

SHERER HEALTHCARE, INC.



By:    _______________________________

Exhibit B-2



July 18, 2000


Non-Employee Members of the
Board of Directors
Scherer Healthcare Inc.
120 Interstate N. Parkway, S.E.
Suite 305
Atlanta, Georgia 30339


Dear Sirs;

         We are attaching a copy of a firm proposal by the undersigned to acquire all of the outstanding stock of the Company for $5.00 per share in cash--more than a 40% premium over the closing price on July 14, 2000. Our offer is not subject to any financing contingency, and we are open to increasing the value offered, depending upon the results of a standard due diligence investigation.

         For nearly two years, we have voiced our concern that the Company did not pursue a legitimate, premium offer that was made by a qualified buyer in 1998. Now that we have made our own specific, all cash offer, in writing, the Board has the clear opportunity and responsibility to achieve a premium value for stockholders. Doing so will demonstrate the Board's willingness to manage Company affairs for the benefit of public shareholders. Failing to do so will only confirm our view that the Board's role is purely cosmetic.

         As you know, we have made several prior proposals which we believe would benefit public shareholders, including sale to a strategic buyer or to management, repurchase of shares, and the payment of dividends. The Board's repeated refusal even to discuss these alternatives indicates to us that outside Board members are content to let year-after-year pass without any real effort to deliver to public shareholders a return on their investment, or to otherwise consider the interests of public shareholders. Recent announcements of earnings only emphasize the need to reverse this course as soon as possible.

         While investors have waited patiently,

                 o The Company has held large amounts of unused cash and liquid capital that could be returned to shareholders. Instead, this capital is being committed to ill-advised ventures, and remains dormant.

                 o The Company has failed to pursue previous offers by qualified buyers, or to engage in meaningful discussions about strategies to return value to outside shareholders.

                 o Robert Scherer has been accused of seeking sex from a then 28-year old administrative manager of certain of his family assets, who he then appointed as President of the Company. The Board approved this appointment.

                 o That officer left the Company after, she alleged, she had to rebuff Robert Scherer's continued sexual advances, and witnessed his use of racial and other slurs.

                 o You have announced that no wrongdoing occurred, but agreed to pay $140,000 in settlement of the claim. Full terms of the settlement have not been disclosed, so we do not know what admissions of wrongdoing may have been made, or what apologies may have been given. However, we do know that the Company did not report any contribution by Robert Scherer to that settlement, or any disciplinary action being taken against him.

         Perhaps the Board considers Mr. Scherer's conduct and position to be untouchable as a result of his personal stock holdings. If so, then it appears that Scherer Healthcare is "publicly-owned" in name only and the Company's outside shareholders have little prospect of realizing value from their investment.

         Robert Scherer is only one of the Company's directors, with one vote on the Board. His stock ownership position does not prevent the other directors from taking appropriate and necessary action as a Board. We believe that appropriate business judgment would require exploration of the possibility of sale, or approving a stock repurchase for all shareholders, either of which can be taken without Robert Scherer's approval or consent.

         If the Board is to fufill its duties, then it will take action to protect the public stockholders, and contact us immediately to discuss our proposal. If you have any questions about our offer, please contact the undersigned, or our counsel, Joseph F. Mazzella, Esquire of Nutter, McClennen & Fish, LLP, Boston, MA, 617-439-2000.




                                Very truly yours,

                                /s/ Bruce Newberg
                                ---------------------------

                                /s/ Jon Brooks
                                ---------------------------


cc: David M. Calhoun, Esq. (via fax)
    Craig M. Frankel, Esq. (via fax)

Exhibit C


STOCKHOLDER GROUP MAKES  $5.00 CASH BID TO ACQUIRE SCHERER HEALTHCARE. INC.


         July 18, 2000. Boston, Massachusetts. Two long-time stockholders of Scherer Healthcare Inc. (NASDAQ: SCHR) reported today that they had delivered to the Company's Board of Directors a written offer to acquire all common stock of the Company for a cash price of $5.00 per share. The proposal represents approximately a 40% premium above market prices for the stock, and is higher than any market price of the stock in over 2 years.

         The stockholders, Bruce L. Newberg and Jon Brooks, already own over 7% of the Company's stock and have repeatedly asked the Board to pursue achieving higher value for shareholders through a sale, repurchase of shares from stockholders, or a going-private merger. Their $5 offer, contained in a letter dated July 18, 2000, responds to the Board's requirement that such discussions be based on a specific written proposal. Their offer letter and related correspondence are included in a 13D filing made with the SEC.

         The two wrote to the Board that "For nearly two years we have voiced our concern that the Company did not pursue a legitimate, premium offer that was made by a qualified buyer in 1998. Now that we have made our own firm cash offer, in writing, the Board has the clear opportunity and responsibility to achieve a premium value for stockholders. Doing so will demonstrate the Board's willingness to manage Company affairs for the benefit of public shareholders. Failing to do so will only confirm our view that the Board's role is purely cosmetic."

         The acquisition proposal follows five years during which Scherer Healthcare's stock has traded as low as approximately $1.50 per share, while the Company has failed to return to take steps to return to shareholders as much as $3.00 per share that the Company has held in cash and marketable securities. It also follows a recent lawsuit alleging that Robert Scherer, 67, its Chairman and Chief Executive Officer sexually harassed a former administrative assistant, then 28. In the suit, which the Company agreed to settle, the woman alleged that she was appointed President of the Company while Scherer pursued a sexual relationship with her, and was verbally abused when she refused his continued advances. The Company and Mr. Scherer formally denied the accusations, but made a cash payment of $140,000 to the woman in settlement of the claim. Complete terms of the settlement have not been disclosed.

         The acquisition price of $5 per is based solely on the Company's publicly available financial information, and the stockholders' requested that the Board commence discussions on price and other terms as soon as possible. The proposal does not contemplate a financing contingency.